SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                       JOHNSON WORLDWIDE ASSOCIATES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, $.05 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   479254 10 4
                    ---------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               [X]  Rule 13d-1(b)

                               [ ]  Rule 13d-1(c)

                               [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))
                               Page 1 of 6 Pages

-------------------------------------------------------

    CUSIP No. 479254 10 4

-------------------------------------------------------


====== =========================================================================
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Johnson Trust Company - 39-1652885
====== =========================================================================
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [ ]
       Not Applicable
====== =========================================================================
   3   SEC USE ONLY


====== =========================================================================
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       Wisconsin
======================= ====== =================================================
       NUMBER OF           5   SOLE VOTING POWER

        SHARES                 116,140 (1)
                        ====== =================================================
     BENEFICIALLY          6   SHARED VOTING POWER

       OWNED BY                393,272 (1)
                        ====== =================================================
         EACH              7   SOLE DISPOSITIVE POWER

       REPORTING               116,140 (1)
                        ====== =================================================
        PERSON             8   SHARED DISPOSITIVE POWER

         WITH                  393,272 (1)
======================= ====== =================================================
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     509,412 (1)

====== =========================================================================
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
       EXCLUDES CERTAIN SHARES*                                             [ ]

       Not Applicable
====== =========================================================================
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       7.4% (1)

====== =========================================================================
12     TYPE OF REPORTING PERSON*

       BK
====== =========================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


(1) Includes shares of Class B Common Stock held by the reporting person, which are convertible into shares of Class A Common Stock (See Item 4).



                               Page 2 of 6 Pages

Item 1       (a)  Name of Issuer:

                  Johnson Worldwide Associates, Inc.

             (b)  Address of Issuer's Principal Executive Offices:

                  1326 Willow Road
                  Sturtevant, Wisconsin  53177

Item 2       (a)  Name of Person Filing:

                  Johnson Trust Company

             (b)  Address of Principal Business Office or, if none, Residence:

                  4041 North Main Street
                  Racine, Wisconsin  53402

             (c)  Citizenship:

                  Wisconsin

             (d)  Title of Class of Securities:

                  Class A Common Stock, $.05 par value

             (e)  CUSIP Number:

                  479254 10 4

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
             -------------------------------------------------------------------

                   [X]   Bank as defined in Section 3(a)(6) of the Act

Item 4       (a)  Ownership:

                  Amount Beneficially Owned:

                  509,412 Shares(1)(2)

             (b)  Percent of Class:

                  7.4%(1)(2)(3)



                                Page 3 of 6 Pages

             (c)  Number of Shares as to which person has:

                  (i)   sole power to vote or to direct vote:

                        116,140 shares(1)

                  (ii)  shares power to vote or to direct vote:

                        393,272 shares(2)

                  (iii) sole power to dispose or direct disposition of:

                        116,140 shares(1)

                  (iv)  shared power to dispose or to direct disposition of:

                        393,272 shares(2)

Item 5       Ownership of Five Percent or Less of a Class:

                  Not applicable

Item 6       Ownership of More than Five Percent on Behalf of Another Person:

                  The reporting person reports beneficial ownership of shares as the sole trustee of various trusts for certain members of the family of Samuel C. Johnson. Although other persons have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of such securities, no such interests of any such person relate to more than five percent of the outstanding Class A Common Stock.


------------------------------

(1) Includes 66,624 shares of Class B Common Stock which are convertible on a one-for-one basis into shares of Class A Common Stock over which the reporting person reports sole voting and investment power.

(2) Includes 75,992 shares of Class B Common Stock which are convertible on a one-for-one basis into shares of Class A Common Stock over which the reporting person reports shared voting and investment power.

(3) Based on number of shares of Class A Common Stock and Class B Common Stock outstanding on November 2, 1999.



                               Page 4 of 6 Pages

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:
             -------------------------------------------------------------------

                  Not applicable

Item 8       Identification and Classification of Members of the Group:
             -------------------------------------------------------------------

                  Not applicable

Item 9       Notice of Dissolution of Group:
             -------------------------------------------------------------------

                  Not applicable

Item 10      Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having that purpose or effect.



                               Page 5 of 6 Pages

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

    February 14, 2000.

                                        JOHNSON TRUST COMPANY



                                        By:  /s/  Steven G. Gabriel
                                           -------------------------------------
                                             Signature


                                        Steven G. Gabriel, Senior Vice President
                                        ----------------------------------------
                                        Name/Title



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